Exhibit 21.1

List of Subsidiaries of Mission NewEnergy Limited

Name of entity	Place of incorporation	Ownership interest

Mission Biofuels Sdn Bhd	Malaysia	100%

Mission Biotechnologies Sdn Bhd	Malaysia	100%

Mission Agro Energy Limited	Mauritius	100%

Scarborough Beach Holdings, Inc.	Delaware, United States	100%

PJ Trading LLC	Delaware, United States	100%

Mission Biofuels India Private Limited	India	99.49%

Indas Green Acquisition Corporation	Cayman Islands	73.2%

Mission Agro Diesel (India) Private Limited	India	51.01%